                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Professional Bancorp, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    743112104
                         ------------------------------
                                 (CUSIP Number)

                            Jonathan D. Joseph, Esq.
                          Pillsbury Madison & Sutro LLP
                              235 Montgomery Street
                         San Francisco, California 94104
                      -------------------------------------
                                 (415) 983-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 1998
                         ----------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743112104              SCHEDULE 13D                 Page 2 of 6 Pages


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Joel W. Kovner, Dr. P.H.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [  ]          (b)  [  ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         [OO]
-------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
NUMBER OF SHARES            7.      SOLE VOTING POWER            12,116 shares*
                          -----------------------------------------------------
BENEFICIALLY OWNED          8.      SHARED VOTING POWER             -0- shares
                          -----------------------------------------------------
BY EACH REPORTING           9.      SOLE DISPOSITIVE POWER       12,116 shares*
                          -----------------------------------------------------
PERSON WITH                10.     SHARED DISPOSITIVE POWER         -0- shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,116 shares
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

*    See Item 5(e).

CUSIP NO. 743112104             SCHEDULE 13D                  Page 3 of 6 Pages


         This Amendment No. 2 to the Schedule 13D, dated April 27, 1992, of Joel
W. Kovner, Dr. P.H., as amended by Amendment No. 1 thereto, dated December 31, 1994 ("Schedule 13D") relates to the shares of Common Stock of Professional Bancorp, Inc., a Pennsylvania corporation ("Company") owned by Dr. Kovner, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Item 2.  Identity and Background

         Item 2 is hereby amended in its entirety to read as follows:

         The name of the person filing this statement is Joel W. Kovner, Dr. P.H.. His residential address is 29665 Harvester Road, Malibu, California 90265. Dr. Kovner is self-employed as a consultant. During the past five years, Dr. Kovner has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Kovner is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or other Consideration

         Item 3 is hereby amended in its entirety to read as follows:

         On March 13, 1998 Dr. Kovner entered into separate purchase agreements with (i) Basswood Financial Partners, L.P., a Delaware limited partnership; Basswood International Fund, Inc., a Cayman Islands corporation; and Whitewood Financial Partners, L.P., a Delaware limited partnership, (collectively, "Basswood"); (ii) Castle Creek Capital Partners Fund I, L.P., a Delaware limited partnership ("Castle"); and (iii) Mutual Financial Services Fund, a series of Franklin Mutual Series Fund Inc., a Maryland corporation ("Franklin" and, collectively with Basswood and Castle, the "Purchasers"). The following summary is qualified in its entirety by reference to the purchase agreements (collectively, the "Purchase Agreements"), a copy of which is attached for each as Exhibits A, B and C, respectively.

         Pursuant to the Purchase Agreements, Dr. Kovner agreed to (a) sell to the Purchasers the aggregate amount of 12,320 shares of the Common Stock of the Company directly held by Dr. Kovner (the "Direct Shares") for a total purchase price of $17.125 per share or an aggregate purchase price of $210,980.00, and
(b) sell to the Purchasers 276,515 shares of Common Stock of the Company immediately upon Dr. Kovner's exercise of options to purchase those shares (the "Option Shares") for $17.125 per share or an aggregate purchase price of $4,735,319.38 (said purchase price being inclusive of the option exercise amount provided by the Purchasers as described in the last sentence of Item 3 below). Of those Direct Shares of the Company held by Dr. Kovner, Basswood purchased

CUSIP NO. 743112104             SCHEDULE 13D                  Page 4 of 6 Pages


2,365 shares, Castle purchased 3,318 shares, and Franklin purchased 6,637 shares. Of the Option Shares of the Company sold by Dr. Kovner immediately after the exercise of his options, Basswood purchased 53,046 of said shares, Castle purchased 148,979 of said shares, and Franklin purchased 74,490 of said shares. In connection with the Purchase Agreements and the transactions contemplated therein, Dr. Kovner used funds provided solely by the Purchasers to exercise: (i) options to purchase 264,600 shares of the Common Stock of the Company at an exercise price of $12.70, for a total option exercise price of $3,360,420.00; (ii) options to purchase 6,127 shares of the Common Stock of the Company at an exercise price of $7.71, for a total option exercise price of $47,239.17; and (iii) options to purchase 5,788 shares of the Common Stock of the Company at an exercise price of $14.22, for a total option exercise price of $82,305.36.


Item 4.  Purpose of Transaction

         Item 4 is hereby supplementally amended as follows:

         The purpose of the transaction was to allow Dr. Kovner to exercise his stock options and to sell all of his Option Shares and Direct Shares in the Company (which sales excluded 12,116 shares held in his 401(k) and IRA accounts) to the Purchasers pursuant to the Purchase Agreements. By virtue of exercising his options, Dr. Kovner paid in $3,489,964.50 to the Company. The Purchasers represented to Dr. Kovner that the Option Shares and Direct Shares were acquired by them for investment purposes. Pursuant to the Purchase Agreements, Dr. Kovner must first offer to each Purchaser a specified percentage of the 12,116 shares held by Dr. Kovner in his 401(k) and IRA accounts during a 180 day period following the date of the Purchase Agreements, March 13, 1998, before Dr. Kovner can sell, transfer or otherwise dispose of his beneficial ownership in the 12,116 shares. Dr. Kovner does not presently have specific plans to sell or acquire additional shares of the Company's Common Stock. However, depending upon future developments (including, among other things, other business and investment opportunities, general economic conditions and stock market conditions), Dr. Kovner may decide to purchase additional shares of the Company's Common Stock on the open market or may decide to dispose of all or a portion of all the shares presently owned.

         Except as set forth above or as described in Item 5 below, Dr. Kovner has no present plans or intentions which will result in or relate to any of the transactions described in subparagraphs (a) through (j) or Item 4 of Schedule 13D.

CUSIP NO. 743112104                SCHEDULE 13D               Page 5 of 6 Pages


Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended in its entirety to read as follows:

         (a) As of the consummation of the transactions contemplated by the Purchase Agreements, Dr. Kovner is the beneficial owner of an aggregate of 12,116 shares of the Company's Common Stock held in his 401(k) and IRA accounts, representing approximately 0.9% of the Common Stock of the Company outstanding as of the Company's latest 10-Q filed November 11, 1997.

         (b) Except as described in Item 4 herein above, Dr. Kovner has sole power to vote and to dispose of all shares beneficially owned by him.

         (c) During the past sixty days from the date hereof except pursuant to the Purchase Agreements, Dr. Kovner has not effected any transactions in the Common Stock of the Company.

         (d) Other than as described herein, no person is known to Dr. Kovner to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of Common Stock of the Company held by Dr. Kovner.

         (e) Dr. Kovner ceased to be the beneficial owner of the Direct Shares on March 20, 1998; it is expected that Dr. Kovner will cease to be the beneficial owner of the Option Shares, and thereby go below 5%, on or about March 25, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended in its entirety to read as follows:

         Dr. Kovner entered into an Advisory Engagement and Transactional Execution Agreement ("Engagement Agreement") with Financial Institutional Partners, LLC ("FIP"), on or about October 10, 1997, whereby FIP undertook to identify potential buyers of the Common Stock and options of the Company held by Dr. Kovner. Pursuant to the Engagement Agreement, Dr. Kovner agreed to pay FIP upon the successful sale of his shares and/or options a fee representing five percent of the net sale price proceeds received by Dr. Kovner except that a fee representing seven percent of any net sale proceeds is payable if such net sale amount is in excess of $1.8 million. This summary is qualified in its entirety by reference to the Engagement Agreement, a copy of which is attached hereto as Exhibit D.

         Except for the Engagement Agreement described above and the transactions contemplated by the Purchase Agreements described in Item 3 and
Item 4, Dr. Kovner is not a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.

CUSIP NO. 743112104              SCHEDULE 13D                 Page 6 of 6 Pages


Item 7.  Material to be Filed as Exhibits

     A. Purchase Agreement dated March 13, 1998 by and between Basswood Financial Partners, L.P., Basswood International Fund, Inc., Whitewood Financial Partners, L.P., and Joel W. Kovner.

     B. Purchase Agreement dated March 13, 1998 by and between Castle Creek Capital Partners Fund I, L.P., and Joel W. Kovner.

     C. Purchase Agreement dated March 13, 1998 by and between Mutual Financial Services Fund and Joel W. Kovner.

     D. Advisory Engagement and Transactional Execution Agreement dated October 10, 1997 between Financial Institutional Partners, L.L.C., and Joel W. Kovner.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           March 23, 1998                    /s/ Joel W. Kovner
    ---------------------------           ----------------------------------
               (Date)                                 (Signature)

                                          Joel W. Kovner, Dr. P.H.
                                          ----------------------------------
                                          (Name)

                                                                       EXHIBIT A
                                                                       ---------


                               PURCHASE AGREEMENT

         This AGREEMENT is entered into this 13th day of March, 1998 by and between each of the entities identified as purchasers on the signature page hereof (each a "Purchaser" and collectively, the "Purchasers"), and JOEL W. KOVNER, an individual ("Seller").

                                   WITNESSETH

         WHEREAS, Seller is the owner of 12,320 shares of the Common Stock (the "Direct Shares"), (not including 12,116 shares held by Seller's 401(k) and IRA plans (the "Retirement Shares")) of Professional Bancorp, Inc., a Pennsylvania corporation (the "Issuer");

         WHEREAS, Seller is the owner of options (the "$12.70 Stock Options") to purchase 264,600 shares of the Common Stock of the Issuer at an exercise price of $12.70;

         WHEREAS, Seller is the owner of options (the "$7.71 Stock Options") to purchase 6,127 shares of the Common Stock of the Issuer at an exercise price of $7.71;

         WHEREAS, Seller is the owner of options (the "$14.22 Stock Options") to purchase 5,788 shares of the Common Stock of the Issuer at an exercise price of $14.22 (collectively, the $12.70 Stock Options, $7.71 Stock Options, and $14.22 Stock Options being referred to herein as the "Stock Options");

         WHEREAS, each Purchaser has requested that Seller sell to Purchaser his interest in certain of Seller's Stock Options, to the extent possible, or, in the alternative to take appropriate actions through exercise of the Stock Options and assignment to such Purchaser of all of Seller's right, title and interest in and to the Common Stock issuable upon exercise of said Stock Options;

         WHEREAS, Seller desires to sell and each Purchaser desires to purchase the number of shares of Common Stock of the Issuer enumerated by such Purchaser's name on Exhibit A hereof (the "Sale Shares" which shall refer herein, with respect to each Purchaser, to that number of shares set forth by each Purchaser's name on Exhibit A hereof), which include Seller's right, title and interest in and to the Option Shares (as defined below)upon the terms and conditions set forth in this Agreement;

         NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE 1

         1.1 Purchase and Sale. On the Closing Date or Dates (as defined herein), and subject to the terms and conditions of this Agreement, each Purchaser, in reliance upon the representations and warranties made by Seller herein, shall acquire from Seller, and Seller, in reliance upon the representations and warranties made by Purchaser herein, shall transfer and convey all his right, title and interest in and to the Sale Shares to Purchaser.

         1.2 Purchase Price. The purchase price (the "Purchase Price") for the Sale Shares shall be equal to the number of Sale Shares multiplied by $17.125, less the Option Exercise Amount and the Tax Payment (each as defined below).

         1.3 The Sale Shares. The Sale Shares with respect to each Purchaser shall consist of: the Direct Shares, and all of Seller's right, title and interest in and to the shares resulting from the exercise of $12.70 Stock Options, the shares resulting from the exercise of $7.71 Stock Options, and the shares resulting from the exercise of $14.22 Stock Options, in each case as enumerated by each Purchaser's name on Exhibit A hereof.

         1.4 The Retirement Shares: Right of First Refusal. In the event Seller intends to sell, transfer or otherwise dispose of his beneficial ownership in any Retirement Shares during the 180 day period following the date of this Agreement, Seller shall first offer to each Purchaser the percentage of such Retirement Shares enumerated by each Purchaser's name on Exhibit A hereof (up to a maximum of that number of Retirement Shares enumerated by each Purchaser's name on Exhibit A hereof) at the lowest bid then being quoted by the principal market maker(s) of the Issuer's common stock. Seller's offer to each Purchaser in accordance with this section will terminate twenty four hours after Purchaser receives Seller's offer and any acceptance by such Purchaser must be communicated to Seller within that time.

                                    ARTICLE 2

         2.1 Exercise of Options. Upon the execution of this Agreement by all parties, (i) Seller shall execute all instruments necessary to exercise Stock Options to purchase 53,046 shares of the Issuer's Common Stock (the "Option Instruments") and deliver the Option Instruments to Pillsbury Madison & Sutro LLP (the "Escrow Agent"); (ii) Purchasers shall wire to the Escrow Agent in immediately available funds (x) an amount (the "Option Exercise Amount") equal to the aggregate exercise price of the options being exercised by Seller, as set forth in Exhibit A hereof and (y) the amount of any required federal, state or other required withholding amounts under federal or California law or regulation as mutually agreed upon between Seller and the Issuer and set forth on Exhibit A hereof (the "Tax Payment"); and (iii) Seller and Purchaser shall instruct the Escrow Agent to submit to the Issuer the Option Instruments, the Option Exercise Amount, and the Tax Payment, along with Seller's instructions that the stock certificate to be issued in connection with the exercise of the Stock Options (the "Option Shares") be returned forthwith to the Escrow Agent.

         2.2 Transfer of the Direct Shares. Upon the execution of this Agreement by all parties, Seller shall (A) take such steps as are necessary to deliver to the Escrow Agent the stock certificate or certificates reflecting the Direct Shares (including instructing the Issuer's transfer agent to certificate Seller's Direct Shares), along with stock powers duly endorsed by Seller in blank, signatures medallion guaranteed (the "Direct Shares Transfer Instruments"); and within two (2) business days after receiving certificate(s) reflecting the Direct Shares from the Issuer's transfer agent, Seller shall deliver the Direct Shares Transfer Instruments to the Escrow Agent, or

(B) provide written authorization to the Escrow Agent (the "Direct Shares Transfer Instructions") to instruct Seller's broker through which Seller's Direct Shares are held to transfer the Direct Shares to the brokerage account or accounts designated by Purchaser (together with the DTC number for each such brokerage firm and each Purchaser's individual account number at such brokerage firm) PROVIDED that the Escrow Agent shall not be authorized to transmit such instructions until it receives from the Purchaser an amount equal to the number of Direct Shares multiplied by $17.125 (pursuant to Section 2.5). In the event the parties hereto select the procedure set forth in Section 2.2(B), Purchasers shall promptly notify the Escrow Agent in writing of the brokerage account(s) to which the Direct Shares shall be transferred.

         2.3 Transfer of the Option Shares. Upon the execution of this Agreement by all parties, the Seller shall deliver to the Escrow Agent stock powers duly endorsed by Seller in blank, signatures medallion guaranteed, to be attached to the Option Shares (the "Option Shares Transfer Instruments").

         2.4 Closing Date and Location. The closing of the sale and purchase of the Sale Shares shall take place upon the satisfaction of the conditions specified in Articles 6 and 7 of this Agreement (the "Closing Date") at the offices of the Escrow Agent or such location as the parties may mutually agree in writing. If the closing of the purchase and sale of the Direct Shares and the Option Shares occur on separate days, as provided for in Section 7.3 hereof, any reference to "Closing Date" herein which commences a period of time shall mean the date on which the last of the Direct Shares or the Option Shares transferred by this Agreement closes.

         2.5 Payment to be Made at Closing. Upon confirmation to the Purchasers by the Escrow Agent that the Escrow Agent has in its possession the Direct Shares Transfer Instruments (or the Direct Shares Transfer Instructions, as the case may be) and the Option Shares Transfer Instruments, along with the Option Shares, the Purchasers shall (i) promptly pay the Purchase Price to the Escrow Agent in immediately available funds; (ii) instruct the Escrow Agent to release the Purchase Price to Seller (PROVIDED that in the event that the Escrow Agent has in its possession Direct Shares Transfer Instructions rather than Direct Shares Transfer Instruments, (x) the Escrow Agent shall wire the minimum amount (the "Margin Payment") required by Seller's broker in order to transfer the Direct Shares set forth on Exhibit A hereof to each Purchaser's brokerage account, and (z) the release to the Seller of the payment for the Direct Shares remaining after the payment of the Margin Payment described above shall be conditioned upon Purchasers confirming to the Escrow Agent receipt of the Direct Shares in Purchasers' brokerage account or accounts specified in Section 2.2 hereof); and (iii) send to the Escrow Agent instructions addressed to the Issuer (the "Purchaser Instructions") directing the Issuer to reregister and deliver the Sale Shares (or Option Shares if the procedure set forth in Section 2.2(B) is utilized) in accordance with the Purchaser Instructions.

         2.6 Documents to be Delivered after Closing. Upon receipt by the Escrow Agent of the Purchase Price, the Escrow Agent shall deliver to the Issuer's transfer agent (i) the stock certificate or certificates reflecting the Direct

Shares, along with the Direct Shares Transfer Instruments (except if the procedure set forth in Section 2.2(B) is selected by the parties);
(ii) the Option Shares and the Option Shares Transfer Instruments;
and (iii) the Purchaser Instructions.

                                    ARTICLE 3

         Representations and Warranties of Seller. Seller represents and warrants to each Purchaser as follows:

         3.1 Seller has the power, authority and legal right to execute, deliver and perform this Agreement and all agreements, documents and instruments in connection therewith. This Agreement has been, and the other agreements, documents and instruments delivered by Seller in accordance with the provisions hereof (the "Seller's Documents") have been, duly executed and delivered by Seller, and each of this Agreement and Seller's Documents constitutes the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms.

         3.2 Neither the execution and delivery of this Agreement nor the compliance with the terms and provisions hereof by Seller will result in the breach of any state or federal law, rule or regulation applicable to Seller, or any administrative or court order or decree, or any agreement or other instrument to which Seller is a party, or by which Seller is or may be bound, or constitute an event of default thereunder, or with the lapse of time or the giving of notice or both, will constitute an event of default thereunder by Seller.

         3.3 Seller has good and marketable title to the Direct Shares, free of any lien, claim, encumbrance or restriction and Seller will transfer, sell and convey at Closing all right, title and interest he has in and to the Option Shares. Seller is entitled to sell the Direct Shares and Option Shares to Purchaser as provided in this Agreement and will deliver to Purchaser on the Closing Date, the Direct Shares and will assign to Purchaser all of the Seller's right, title and interest in and to the Option Shares free of any lien, claim or restriction of any kind; provided, however, that Seller shall not be responsible for or obligated to cause Issuer to record Purchaser on its stock register or otherwise to cause Issuer or Issuer's transfer agent to record the stock transfer contemplated hereunder or to issue certificates representing the Sale Shares. Subject to the foregoing, Seller shall transfer to Purchaser good and valid title to the Sale Shares. No other person has any right or option to acquire, or any direct or indirect interest, right or claim against, any of the Sale Shares.

         3.4 Except for Seller's financial advisor (whose name has been provided to Purchasers), no agent, broker, investment banker or other person or firm acting on behalf of or under the authority of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement.

         3.5 To Seller's knowledge, as of the date hereof, Seller is not an affiliate of the Issuer within the meaning of Rule 144 under the Securities Act of 1933, as amended.

                                    ARTICLE 4

         Representations and Warranties of each Purchaser. Each Purchaser, as to itself only, represents and warrants to Seller as follows:

         4.1 Purchaser is duly organized, and validly existing and in good standing under the laws of the state or jurisdiction of its organization. Purchaser has the power, authority and legal right to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered on behalf of Purchaser, and this Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms. The person signing this Agreement on behalf of Purchaser has been duly authorized by Purchaser and has full power and authority to do so.

         4.2 Neither the execution and delivery of this Agreement nor the compliance with the terms and provisions hereof by Purchaser will result in a breach of the Bank Holding Company Act of 1956, as amended, the Change in Bank Control Act of 1978, as amended, or any other federal or state law, rule or regulation applicable to Purchaser or any of Purchaser's affiliates, or any administrative or court order or decree, or any agreement or other instrument to which Purchaser or any of Purchaser's affiliates is a party, or by which Purchaser or any of Purchaser's affiliates is or may be bound, or constitute an event of default thereunder, or with the lapse of time or the giving of notice or both, will constitute an event of default thereunder by Purchaser.

         4.3 Purchaser is not acquiring the Sale Shares as a member of any group, or in concert with any other person or entity, and its determination to purchase the Sale Shares is independent of any other person or entity's decision to acquire any item of value from Seller.

         4.4 (a) Purchaser understands that the Sale Shares being acquired hereunder are being offered and sold pursuant to an exemption from registration contained in the Securities Act and the California Corporate Securities Law based in part upon the representations of Purchaser contained herein.

         (b) Purchaser knows of no public solicitation or advertisement of an offer in connection with the proposed sale of the Sale Shares.

         (c) Purchaser is acquiring the Sale Shares for its own account for investment and not as a nominee and not with a view to the distribution thereof. Purchaser understands that it must bear the economic risk of this investment.

         (d) Purchaser has the capacity to protect its own interests in connection with the purchase of the Sale Shares hereunder and has the ability to bear the economic risk (including the risk of total loss) of its investment.

         (e) Purchaser will not make any sale, transfer or other disposition of the Sale Shares in violation of the Securities Act or the Exchange Act, or the rules of the Securities and Exchange Commission (the "SEC") promulgated thereunder.

         (f) Purchaser acknowledges that it has had the opportunity to review with its own legal counsel this Agreement, the exhibits and the schedules attached hereto and the transactions contemplated by this Agreement. Purchaser is relying solely on such counsel with respect to legal advice, and not on any statement or representations of Seller or any of its agents, with respect to this investment or the transactions contemplated by this Agreement.

         (g) Purchaser acknowledges that it understands that Seller is not an officer or director or otherwise affiliated with the Issuer in any way. Purchaser further acknowledges that it is making the decision to purchase the Sale Shares from Seller based solely on Purchaser's independent review of available information concerning the Issuer, including such information made available to the public as a result of the Issuer's filings with the SEC pursuant to the Exchange Act. Purchaser shall not hold Seller responsible for any liabilities or damages that Purchaser may incur, or losses on its investment hereby that Purchaser may suffer, as a result of any inaccuracies or omissions contained in any such information that Purchaser may have obtained by, from or concerning the Issuer.

                                    ARTICLE 5

         5.1 Survival of Representations. All representations, warranties, covenants and agreements made by the parties in this Agreement shall survive for three (3) years after the Closing Date.

                                    ARTICLE 6

         Conditions to Closing by Seller. The obligations of Seller under this Agreement are subject to the fulfillment of the following conditions precedent at or before the Closing Date; provided, however, that Seller may conditionally or unconditionally waive one or more of those conditions:

         6.1 Each of the representations and warranties of Purchasers contained in this Agreement shall be true in all material respects as of the Closing Date as if made on such date.

         6.2 Purchasers shall have performed, satisfied and complied with each of the covenants, terms and conditions required by this Agreement to be performed, satisfied or complied with by Purchasers on or before the Closing Date.

         6.3 The execution of an Escrow Agreement among the Purchasers, Seller, and the Escrow Agent mutually satisfactory to each party.

         6.4 The execution of such additional documents as counsel for Seller shall reasonably request in order to effectuate the purpose and intent of this Agreement.

                                    ARTICLE 7

         Conditions to Closing by Purchasers. The obligations of Purchasers to purchase the Sale Shares under this Agreement are subject to the fulfillment of the following conditions precedent at or before the Closing Date; provided, however, that Purchasers may conditionally or unconditionally waive one or more of these conditions:

         7.1 Each of the representations and warranties of Seller contained in this Agreement shall be true in all material respects as of the Closing Date as if made on such date.

         7.2 Seller shall have performed, satisfied and complied with each of the covenants, terms and conditions required by this Agreement to be performed, satisfied or complied with by Seller on or before the Closing Date.

         7.3 Seller shall deliver to Purchasers on the Closing Date all documents required to be delivered pursuant to Sections 2.2 and 2.3 of this Agreement; PROVIDED that the closings of the transfer of the Direct Shares and the Option Shares need not occur on the same day, provided further that the conditions pertinent to each are satisfied.

         7.4 The execution of such additional documents as counsel for Purchasers shall reasonably request in order to effectuate the purpose and intent of this Agreement.

         7.5 The execution of an Escrow Agreement among the Purchasers, Seller, and the Escrow Agent mutually satisfactory to each party.

                                    ARTICLE 8

         8.1  Indemnification.

         (a) Seller's Indemnity. From and after the Closing Date, Seller hereby indemnifies each Purchaser against and agrees to hold it harmless from, as and to the fullest extent permitted by applicable law, any and all losses, claims, damage, liabilities, costs and expense (including, without limitation, reasonable attorney's fees and expenses, judgments, fines and amounts paid in settlement) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which Purchaser is, or is threatened to be made, a party based on, or arising out of, or pertaining to breaches of Seller's representations, warranties and covenants in this Agreement or due to any actions of Seller after the Closing Date related in any way to any of the transactions contemplated hereby; provided, that Purchaser acknowledges that Seller may have claims against Issuer unrelated to this Agreement and Seller's actions in furtherance of these claims, if any, shall not be subject to this Section 8.1(a). Purchaser may retain counsel reasonably satisfactory to it; provided, however, that (x) Seller shall have the right to assume the defense thereof and upon such assumption Seller shall not be liable to Purchaser for any legal expenses of other counsel or any other expenses subsequently incurred by Purchaser in connection with the defense thereof, except that if Seller elects not to assume such defense or counsel for Purchaser reasonably advises Purchaser that there are issues which raise conflicts of interest between Seller and Purchaser, Purchaser may retain counsel (subject to the following sentence) reasonably satisfactory to it, and Seller shall pay the reasonable fees and expenses of such counsel for Purchaser,
(y) Seller shall not be liable for any settlement effected without his prior written consent (which consent shall not be unreasonably withheld) and
(z) Seller shall have no obligation hereunder to Purchaser when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of Purchaser in the manner contemplated hereby is prohibited by applicable law or regulation. Seller's obligations under this Section 8.1(a) continue in full force and effect for a period of three (3) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

         (b) Purchaser's Indemnity. From and after the Closing Date, each Purchaser hereby indemnifies Seller against and agrees to hold him harmless from, as and to the fullest extent permitted by applicable law, any and all losses, claims, damage, liabilities, costs and expense (including, without limitation, reasonable attorney's fees and expenses, judgments, fines and amounts paid in settlement) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which Seller is, or is threatened to be made, a party based on, or arising out of, or pertaining to breaches of Purchaser's representations, warranties and covenants in this Agreement or due to any actions of Purchaser after the Closing Date related in any way to any of the transactions contemplated hereby. Seller may retain counsel reasonably satisfactory to him; provided, however, that (x) Purchaser shall have the right to assume the defense thereof and upon such assumption Purchaser shall not be liable to Seller for any legal expenses of other counsel or any other expenses subsequently incurred by Seller in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for Seller reasonably advises Seller that there are issues which raise conflicts of interest between Seller and Purchaser, Seller may retain counsel (subject to the following sentence) reasonably satisfactory to him, and Purchaser shall pay the reasonable fees and expenses of such counsel for Seller, (y) Purchaser shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (z) Purchaser shall have no obligation hereunder to Seller when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of Seller in the manner contemplated hereby is prohibited by applicable law or regulation. Purchaser's obligations under this Section 8.1(b) continue in full force and effect for a period of three (3) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Notwithstanding anything to the contrary contained elsewhere in this Agreement, each Purchaser's obligations described in this
Section 8.1(b) are limited to its pro rata share (considered among all responsible parties), and such obligations are several and not joint. For example, if two of the Purchasers are collectively responsible for any loss, claim, damage, liability, costs or expense, the pro rata share of each such Purchaser's obligations under this Section 8.1(b) shall be 50%. Notwithstanding the foregoing two sentences, in the event that any Purchaser is responsible for any loss, claim, damage, liability, costs or expense in excess of their pro rata share, such party will be fully responsible for such excess amount.

                                   ARTICLE 9

         9.1 The parties agree that (i) no public release or announcement (excluding for this purpose, filings with federal or state regulatory agencies) concerning the transactions contemplated hereby shall be issued by any party and
(ii) neither party will disclose the existence of this Agreement or the intention of such party to consummate the transactions contemplated hereby to any other party prior to the Closing Date, without in either case the prior written consent of the other party, except as required by law or applicable regulations.

         9.2 Purchasers shall pay all documentary and other transfer taxes, if any, due as a result of the sale of the Sale Shares in accordance herewith. Except as set forth in this Section 9.2, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, in any action between the parties seeking enforcement of any of the terms and provisions of this Agreement, the prevailing party in such action shall be awarded, in addition to damages, injunctive or other relief, its reasonable costs and expenses, including but not limited to reasonable attorneys' fees and expenses.

         9.3 This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. It shall not be amended or modified except by written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

         9.4 This Agreement may not be assigned prior to the Closing Date by any party hereto without the prior written consent of the other party. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by the successors and assigns of Seller and Purchasers.

         9.5 Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

         9.6 This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of California.

         9.7 Each of the parties hereto will cooperate with the other and execute and deliver to the other party hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by the other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

         9.8 Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         9.9 This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute one and the same instrument.

         9.10 For purposes of this Agreement and all other documents executed and delivered pursuant hereto or in connection herewith, facsimile signatures shall have the same force and effect as originally executed signatures.

         9.11 Each of Purchasers and Seller hereby submits to the exclusive jurisdiction of any court of the State of California and the federal courts of the United States located in California in respect of the transactions contemplated by this Agreement, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the transactions contemplated by this Agreement, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that this Agreement may not be enforced in or by said courts or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum, or that the venue of the action, suit or proceeding is improper.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                             JOEL W. KOVNER



                              /s/ Joel W. Kovner
                             ------------------------------------


                             PURCHASERS:


                             BASSWOOD FINANCIAL PARTNERS, LP,
                             a Delaware limited partnership


                             By:  /s/ Matthew Lindenbaum
                             ------------------------------------
                             Name:    Matthew Lindenbaum
                             Title:   President of Basswood Management
                             General Partner, Basswood Partners, L.P.
                             General Partner, Basswood Financial Partners, L.P.

                             BASSWOOD INTERNATIONAL FUND, INC.,
                             a Cayman Islands corporation


                             By:  /s/ Matthew Lindenbaum
                             ------------------------------------
                             Name:    Matthew Lindenbaum
                             Title:   President of Basswood Management
                             General Partner, Basswood Partners
                             General Partner, Basswood International Fund, L.P.



                             WHITEWOOD FINANCIAL PARTNERS, L.P.
                             A Delaware limited partnership


                             By:  /s/ Matthew Lindenbaum
                             ------------------------------------
                             Name:    Matthew Lindenbaum
                             Title:   President of Basswood Management
                             General Partner, Basswood Partners, L.P.
                             General Partner, Whitewood Financial Partners, L.P.

                                    EXHIBIT A

BASSWOOD FINANCIAL PARTNERS, LP

Direct Shares:                                         1,956
Total Sale Shares:                                    45,813
Percentage of Retirement Shares:                     15.8578%
Maximum Number of Retirement Shares:                   1,922

                                  No. of             Option
                                  Options            Exercise Amount
$12.70 Stock Options              41,968             $          532,993.60
$ 7.71 Stock Options                 971             $            7,486.41
$14.22 Stock Options                 918             $           13,053.96
Tax Payment                                          $           70,765.69
Direct Shares Purchase Amount                        $           33,496.50
 (of which the Margin Payment
  equals  $16,019.92)
Pro Rata Escrow Fee                                  $              826.79

Total to be wired to Escrow
 Agent upon execution of this
 Agreement                                           $           658,622.95

Purchase Amount to be Funded Upon
 Receipt by Escrow Agent of Option
 Shares                                              $           126,751.47

BASSWOOD INTERNATIONAL FUND, INC.

Direct Shares:                                            388
Total Sale Shares:                                      9,089
Percentage of Retirement Shares:                       3.1461%
Maximum Number of Retirement Shares:                      381

                                  No. of              Option
                                  Options             Exercise Amount
$12.70 Stock Options              8,326               $         105,740.20
$ 7.71 Stock Options                193               $           1,488.03
$14.22 Stock Options                182               $           2,588.04
Tax Payment                                           $          14,039.45
Direct Shares Purchase Amount                         $           6,644.50
 (of which the Margin Payment
  equals $3,178.25)
Pro Rata Escrow Fee                                   $             164.03

Total to be wired to Escrow
 Agent upon execution of this
 Agreement                                            $         130,664.25

Purchase Amount to be Funded Upon
 Receipt by Escrow Agent of Option
 Shares                                               $          25,148.91

WHITEWOOD FINANCIAL PARTNERS, LP

Direct Shares:                                             21
Total Sale Shares:                                        509
Percentage of Retirement Shares:                       0.1764%
Maximum Number of Retirement Shares:                       21

                                   No. of             Option
                                   Options            Exercise Amount
$12.70 Stock Options               467                $             5,930.90
$ 7.71 Stock Options                11                $                84.81
$14.22 Stock Options                10                $               142.20
Tax Payment                                           $               786.23
Direct Shares Purchase Amount                         $               359.63
 (of which the Margin Payment
  equals $177.98)
Pro Rata Escrow Fee                                   $                 9.18

Total to be wired to Escrow
 Agent upon execution of this
 Agreement                                            $             7,312.95

Purchase Amount to be Funded Upon
 Receipt by Escrow Agent of Option
 Shares                                               $             1,412.86

                                                                       EXHIBIT B
                                                                       ---------


                               PURCHASE AGREEMENT

         This AGREEMENT is entered into this 13th day of March, 1998 by and between MUTUAL FINANCIAL SERVICES FUND, a series of Franklin Mutual Series Fund Inc., a Maryland corporation, ("Purchaser"), and JOEL W. KOVNER, an individual ("Seller").

                                   WITNESSETH

         WHEREAS, Seller is the owner of 12,320 shares of the Common Stock (the "Direct Shares"), (not including 12,116 shares held by Seller's 401(k) and IRA plans (the "Retirement Shares")) of Professional Bancorp, Inc., a Pennsylvania corporation (the "Issuer");

         WHEREAS, Seller is the owner of options (the "$12.70 Stock Options") to purchase 264,600 shares of the Common Stock of the Issuer at an exercise price of $12.70;

         WHEREAS, Seller is the owner of options (the "$7.71 Stock Options") to purchase 6,127 shares of the Common Stock of the Issuer at an exercise price of $7.71;

         WHEREAS, Seller is the owner of options (the "$14.22 Stock Options") to purchase 5,788 shares of the Common Stock of the Issuer at an exercise price of $14.22 (collectively, the $12.70 Stock Options, $7.71 Stock Options, and $14.22 Stock Options being referred to herein as the "Stock Options");

         WHEREAS, Purchaser has requested that Seller sell to Purchaser his interest in certain of Seller's Stock Options, to the extent possible, or, in the alternative to take appropriate actions through exercise of the Stock Options and assignment to such Purchaser of all of Seller's right, title and interest in and to the Common Stock issuable upon exercise of said Stock Options;

         WHEREAS, Seller desires to sell and Purchaser desires to purchase the number of shares of Common Stock of the Issuer enumerated by such Purchaser's name on Exhibit A hereof (the "Sale Shares"), which include Seller's right, title and interest in and to the Option Shares (as defined below) upon the terms and conditions set forth in this Agreement;

         NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE 1

         1.1 Purchase and Sale. On the Closing Date or Dates (as defined herein), and subject to the terms and conditions of this Agreement, in reliance upon the representations and warranties made by Seller herein, shall acquire from Seller, and Seller, in reliance upon the representations and warranties made by Purchaser herein, shall transfer and convey all his right, title and interest in and to the Sale Shares to Purchaser.

         1.2 Purchase Price. The purchase price (the "Purchase Price") for the Sale Shares shall be equal to the number of Sale Shares multiplied by $17.125, less the Option Exercise Amount and the Tax Payment (each as defined below).

         1.3 The Sale Shares. The Sale Shares shall consist of: the Direct Shares, and all of Seller's right, title and interest in and to the shares resulting from the exercise of $12.70 Stock Options, the shares resulting from the exercise of $7.71 Stock Options, and the shares resulting from the exercise of $14.22 Stock Options, in each case as enumerated by Purchaser's name on Exhibit A hereof.

         1.4 The Retirement Shares: Right of First Refusal. In the event Seller intends to sell, transfer or otherwise dispose of his beneficial ownership in any Retirement Shares during the 180 day period following the date of this Agreement, Seller shall first offer to Purchaser the percentage of such Retirement Shares enumerated by Purchaser's name on Exhibit A hereof (up to a maximum of that number of Retirement Shares enumerated by Purchaser's name on Exhibit A hereof) at the lowest bid then being quoted by the principal market maker(s) of the Issuer's common stock. Seller's offer to Purchaser in accordance with this section will terminate twenty four hours after Purchaser receives Seller's offer and any acceptance by Purchaser must be communicated to Seller within that time.

                                    ARTICLE 2

         2.1 Exercise of Options. Upon the execution of this Agreement by both parties, (i) Seller shall execute all instruments necessary to exercise Stock Options to purchase 148,979 shares of the Issuer's Common Stock (the "Option Instruments") and deliver the Option Instruments to Pillsbury Madison & Sutro LLP (the "Escrow Agent"); (ii) Purchaser shall wire to the Escrow Agent in immediately available funds (x) an amount (the "Option Exercise Amount") equal to the aggregate exercise price of the options being exercised by Seller, as set forth in Exhibit A hereof and (y) the amount of any required federal, state or other required withholding amounts under federal or California law or regulation as mutually agreed upon between Seller and the Issuer and set forth on Exhibit A hereof (the "Tax Payment"); and (iii) Seller and Purchaser shall instruct the Escrow Agent to submit to the Issuer the Option Instruments, the Option Exercise Amount, and the Tax Payment, along with Seller's instructions that the stock certificate to be issued in connection with the exercise of the Stock Options (the "Option Shares") be returned forthwith to the Escrow Agent.

         2.2 Transfer of the Direct Shares. Upon the execution of this Agreement by both parties, Seller shall (A) take such steps as are necessary to deliver to the Escrow Agent the stock certificate or certificates reflecting the Direct Shares (including instructing the Issuer's transfer agent to certificate Seller's Direct Shares), along with stock powers duly endorsed by Seller in blank, signatures medallion guaranteed (the "Direct Shares Transfer Instruments"); and within two (2) business days after receiving certificate(s) reflecting the Direct Shares from the Issuer's transfer agent, Seller shall deliver the Direct Shares Transfer Instruments to the Escrow Agent, or (B) provide written authorization to the Escrow Agent (the "Direct Shares Transfer Instructions") to instruct Seller's broker through which Seller's Direct Shares are held to transfer the Direct Shares to the brokerage account or accounts designated by Purchaser (together with the DTC number for each such brokerage firm and Purchaser's individual account number at such brokerage firm) PROVIDED that the Escrow Agent shall not be authorized to transmit such instructions until it receives from the Purchaser an amount equal to the number of Direct Shares multiplied by $17.125 (pursuant to Section 2.5). In the event the parties hereto select the procedure set forth in Section 2.2(B), Purchaser shall promptly notify the Escrow Agent in writing of the brokerage account(s) to which the Direct Shares shall be transferred.

         2.3 Transfer of the Option Shares. Upon the execution of this Agreement by both parties, the Seller shall deliver to the Escrow Agent stock powers duly endorsed by Seller in blank, signatures medallion guaranteed, to be attached to the Option Shares (the "Option Shares Transfer Instruments").

         2.4 Closing Date and Location. The closing of the sale and purchase of the Sale Shares shall take place upon the satisfaction of the conditions specified in Articles 6 and 7 of this Agreement (the "Closing Date") at the offices of the Escrow Agent or such location as the parties may mutually agree in writing. If the closing of the purchase and sale of the Direct Shares and the Option Shares occur on separate days, as provided for in Section 7.3 hereof, any reference to "Closing Date" herein which commences a period of time shall mean the date on which the last of the Direct Shares or the Option Shares transferred by this Agreement closes.

         2.5 Payment to be Made at Closing. Upon confirmation to the Purchaser by the Escrow Agent that the Escrow Agent has in its possession the Direct Shares Transfer Instruments (or the Direct Shares Transfer Instructions, as the case may be) and the Option Shares Transfer Instruments, along with the Option Shares, the Purchaser shall (i) promptly pay the Purchase Price to the Escrow Agent in immediately available funds; (ii) instruct the Escrow Agent to release the Purchase Price to Seller (PROVIDED that in the event that the Escrow Agent has in its possession Direct Shares Transfer Instructions rather than Direct Shares Transfer Instruments, (x) the Escrow Agent shall wire the minimum amount (the "Margin Payment") required by Seller's broker in order to transfer the Direct Shares set forth on Exhibit A hereof to Purchaser's brokerage account, and (y) the release to the Seller of the payment for the Direct Shares remaining after the payment of the Margin Payment described above shall be conditioned upon Purchaser confirming to the Escrow Agent receipt of the Direct Shares in Purchaser's brokerage account or accounts specified in Section 2.2 hereof); and
(iii) send to the Escrow Agent instructions addressed to the Issuer (the "Purchaser Instructions") directing the Issuer to reregister and deliver the Sale Shares (or Option Shares if the procedure set forth in Section 2.2(B) is utilized) in accordance with the Purchaser Instructions.

         2.6 Documents to be Delivered after Closing. Upon receipt by the Escrow Agent of the Purchase Price, the Escrow Agent shall deliver to the Issuer's transfer agent (i) the stock certificate or certificates reflecting the Direct Shares, along with the Direct Shares Transfer Instruments (except if the procedure set forth in Section 2.2(B) is selected by the parties); (ii) the Option Shares and the Option Shares Transfer Instruments; and (iii) the Purchaser Instructions.

                                    ARTICLE 3

         Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:

         3.1 Seller has the power, authority and legal right to execute, deliver and perform this Agreement and all agreements, documents and instruments in connection therewith. This Agreement has been, and the other agreements, documents and instruments delivered by Seller in accordance with the provisions hereof (the "Seller's Documents") have been, duly executed and delivered by Seller, and each of this Agreement and Seller's Documents constitutes the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms.

         3.2 Neither the execution and delivery of this Agreement nor the compliance with the terms and provisions hereof by Seller will result in the breach of any state or federal law, rule or regulation applicable to Seller, or any administrative or court order or decree, or any agreement or other instrument to which Seller is a party, or by which Seller is or may be bound, or constitute an event of default thereunder, or with the lapse of time or the giving of notice or both, will constitute an event of default thereunder by Seller.

         3.3 Seller has good and marketable title to the Direct Shares, free of any lien, claim, encumbrance or restriction and Seller will transfer, sell and convey at Closing all right, title and interest he has in and to the Option Shares. Seller is entitled to sell the Direct Shares and Option Shares to Purchaser as provided in this Agreement and will deliver to Purchaser on the Closing Date, the Direct Shares and will assign to Purchaser all of the Seller's right, title and interest in and to the Option Shares free of any lien, claim or restriction of any kind; provided, however, that Seller shall not be responsible for or obligated to cause Issuer to record Purchaser on its stock register or otherwise to cause Issuer or Issuer's transfer agent to record the stock transfer contemplated hereunder or to issue certificates representing the Sale Shares. Subject to the foregoing, Seller shall transfer to Purchaser good and valid title to the Sale Shares. No other person has any right or option to acquire, or any direct or indirect interest, right or claim against, any of the Sale Shares.

         3.4 Except for Seller's financial advisor (whose name has been provided to Purchaser), no agent, broker, investment banker or other person or firm acting on behalf of or under the authority of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement.

         3.5 To Seller's knowledge, as of the date hereof, Seller is not an affiliate of the Issuer within the meaning of Rule 144 under the Securities Act of 1933, as amended.

                                    ARTICLE 4

         Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

         4.1 Purchaser is duly organized, and validly existing and in good standing under the laws of the state or jurisdiction of its organization. Purchaser has the power, authority and legal right to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered on behalf of Purchaser, and this Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms. The person signing this Agreement on behalf of Purchaser has been duly authorized by Purchaser and has full power and authority to do so.

         4.2 Neither the execution and delivery of this Agreement nor the compliance with the terms and provisions hereof by Purchaser will result in a breach of the Bank Holding Company Act of 1956, as amended, the Change in Bank Control Act of 1978, as amended, or any other federal or state law, rule or regulation applicable to Purchaser or any of Purchaser's affiliates, or any administrative or court order or decree, or any agreement or other instrument to which Purchaser or any of Purchaser's affiliates is a party, or by which Purchaser or any of Purchaser's affiliates is or may be bound, or constitute an event of default thereunder, or with the lapse of time or the giving of notice or both, will constitute an event of default thereunder by Purchaser.

         4.3 Purchaser is not acquiring the Sale Shares as a member of any group, or in concert with any other person or entity, and its determination to purchase the Sale Shares is independent of any other person or entity's decision to acquire any item of value from Seller.

         4.4 (a) Purchaser understands that the Sale Shares being acquired hereunder are being offered and sold pursuant to an exemption from registration contained in the Securities Act and the California Corporate Securities Law based in part upon the representations of Purchaser contained herein.

         (b) Purchaser knows of no public solicitation or advertisement of an offer in connection with the proposed sale of the Sale Shares.

         (c) Purchaser is acquiring the Sale Shares for its own account for investment and not as a nominee and not with a view to the distribution thereof. Purchaser understands that it must bear the economic risk of this investment.

         (d) Purchaser has the capacity to protect its own interests in connection with the purchase of the Sale Shares hereunder and has the ability to bear the economic risk (including the risk of total loss) of its investment.

         (e) Purchaser will not make any sale, transfer or other disposition of the Sale Shares in violation of the Securities Act or the Exchange Act, or the rules of the Securities and Exchange Commission (the "SEC") promulgated thereunder.

         (f) Purchaser acknowledges that it has had the opportunity to review with its own legal counsel this Agreement, the exhibits and the schedules attached hereto and the transactions contemplated by this Agreement. Purchaser is relying solely on such counsel with respect to legal advice, and not on any statement or representations of Seller or any of its agents, with respect to this investment or the transactions contemplated by this Agreement.

         (g) Purchaser acknowledges that it understands that Seller is not an officer or director or otherwise affiliated with the Issuer in any way. Purchaser further acknowledges that it is making the decision to purchase the Sale Shares from Seller based solely on Purchaser's independent review of available information concerning the Issuer, including such information made available to the public as a result of the Issuer's filings with the SEC pursuant to the Exchange Act. Purchaser shall not hold Seller responsible for any liabilities or damages that Purchaser may incur, or losses on its investment hereby that Purchaser may suffer, as a result of any inaccuracies or omissions contained in any such information that Purchaser may have obtained by, from or concerning the Issuer.

                                    ARTICLE 5

         5.1 Survival of Representations. All representations, warranties, covenants and agreements made by the parties in this Agreement shall survive for three (3) years after the Closing Date.

                                    ARTICLE 6

         Conditions to Closing by Seller. The obligations of Seller under this Agreement are subject to the fulfillment of the following conditions precedent at or before the Closing Date; provided, however, that Seller may conditionally or unconditionally waive one or more of those conditions:

         6.1 Each of the representations and warranties of Purchaser contained in this Agreement shall be true in all material respects as of the Closing Date as if made on such date.

         6.2 Purchaser shall have performed, satisfied and complied with each of the covenants, terms and conditions required by this Agreement to be performed, satisfied or complied with by Purchaser on or before the Closing Date.

         6.3 The execution of an Escrow Agreement among the Purchaser, Seller, and the Escrow Agent mutually satisfactory to each party.

         6.4 The execution of such additional documents as counsel for Seller shall reasonably request in order to effectuate the purpose and intent of this Agreement.

                                    ARTICLE 7

         Conditions to Closing by Purchaser. The obligations of Purchaser to purchase the Sale Shares under this Agreement are subject to the fulfillment of the following conditions precedent at or before the Closing Date; provided, however, that Purchaser may conditionally or unconditionally waive one or more of these conditions:

         7.1 Each of the representations and warranties of Seller contained in this Agreement shall be true in all material respects as of the Closing Date as if made on such date.

         7.2 Seller shall have performed, satisfied and complied with each of the covenants, terms and conditions required by this Agreement to be performed, satisfied or complied with by Seller on or before the Closing Date.

         7.3 Seller shall deliver to Purchaser on the Closing Date all documents required to be delivered pursuant to Sections 2.2 and 2.3 of this Agreement; PROVIDED that the closings of the transfer of the Direct Shares and the Option Shares need not occur on the same day, provided further that the conditions pertinent to each are satisfied.

         7.4 The execution of such additional documents as counsel for Purchaser shall reasonably request in order to effectuate the purpose and intent of this Agreement.

         7.5 The execution of an Escrow Agreement among the Purchaser, Seller, and the Escrow Agent mutually satisfactory to each party.

                                    ARTICLE 8

         8.1  Indemnification.

         (a) Seller's Indemnity. From and after the Closing Date, Seller hereby indemnifies Purchaser against and agrees to hold it harmless from, as and to the fullest extent permitted by applicable law, any and all losses, claims, damage, liabilities, costs and expense (including, without limitation, reasonable attorney's fees and expenses, judgments, fines and amounts paid in settlement) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which Purchaser is, or is threatened to be made, a party based on, or arising out of, or pertaining to breaches of Seller's representations, warranties and covenants in this Agreement or due to any actions of Seller after the Closing Date related in any way to any of the transactions contemplated hereby; provided, that Purchaser acknowledges that Seller may have claims against Issuer unrelated to this Agreement and Seller's actions in furtherance of these claims, if any, shall not be subject to this Section 8.1(a). Purchaser may retain counsel reasonably satisfactory to it; provided, however, that (x) Seller shall have the right to assume the defense thereof and upon such assumption Seller shall not be liable to Purchaser for any legal expenses of other counsel or any other expenses subsequently incurred by Purchaser in connection with the defense thereof, except that if Seller elects not to assume such defense or counsel for Purchaser reasonably advises Purchaser that there are issues which raise conflicts of interest between Seller and Purchaser, Purchaser may retain counsel (subject to the following sentence) reasonably satisfactory to it, and Seller shall pay the reasonable fees and expenses of such counsel for Purchaser, (y) Seller shall not be liable for any settlement effected without his prior written consent (which consent shall not be unreasonably withheld) and (z) Seller shall have no obligation hereunder to Purchaser when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of Purchaser in the manner contemplated hereby is prohibited by applicable law or regulation. Seller's obligations under this Section 8.1(a) continue in full force and effect for a period of three (3) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

         (b) Purchaser's Indemnity. From and after the Closing Date, Purchaser hereby indemnifies Seller against and agrees to hold him harmless from, as and to the fullest extent permitted by applicable law, any and all losses, claims, damage, liabilities, costs and expense (including, without limitation, reasonable attorney's fees and expenses, judgments, fines and amounts paid in settlement) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which Seller is, or is threatened to be made, a party based on, or arising out of, or pertaining to breaches of Purchaser's representations, warranties and covenants in this Agreement or due to any actions of Purchaser after the Closing Date related in any way to any of the transactions contemplated hereby. Seller may retain counsel reasonably satisfactory to him; provided, however, that (x) Purchaser shall have the right to assume the defense thereof and upon such assumption Purchaser shall not be liable to Seller for any legal expenses of other counsel or any other expenses subsequently incurred by Seller in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for Seller reasonably advises Seller that there are issues which raise conflicts of interest between Seller and Purchaser, Seller may retain counsel (subject to the following sentence) reasonably satisfactory to him, and Purchaser shall pay the reasonable fees and expenses of such counsel for Seller, (y) Purchaser shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (z) Purchaser shall have no obligation hereunder to Seller when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of Seller in the manner contemplated hereby is prohibited by applicable law or regulation. Purchaser's obligations under this Section 8.1(b) continue in full force and effect for a period of three (3) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Notwithstanding anything to the contrary contained elsewhere in this Agreement, Purchaser's obligations described in this Section 8.1(b) are limited to its pro rata share (considered among all responsible parties), and such obligations are several and not joint. For example, if two of the Purchasers are collectively responsible for any loss, claim, damage, liability, costs or expense, the pro rata share of each such Purchaser's obligations under this Section 8.1(b) shall be 50%. Notwithstanding the foregoing two sentences, in the event that any Purchaser is responsible for any loss, claim, damage, liability, costs or expense in excess of their pro rata share, such party will be fully responsible for such excess amount.

                                    ARTICLE 9

         9.1 The parties agree that (i) no public release or announcement (excluding for this purpose, filings with federal or state regulatory agencies) concerning the transactions contemplated hereby shall be issued by any party and

(ii) neither party will disclose the existence of this Agreement or the intention of such party to consummate the transactions contemplated hereby to any other party prior to the Closing Date, without in either case the prior written consent of the other party, except as required by law or applicable regulations.

         9.2 Purchaser shall pay all documentary and other transfer taxes, if any, due as a result of the sale of the Sale Shares in accordance herewith. Except as set forth in this Section 9.2, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, in any action between the parties seeking enforcement of any of the terms and provisions of this Agreement, the prevailing party in such action shall be awarded, in addition to damages, injunctive or other relief, its reasonable costs and expenses, including but not limited to reasonable attorneys' fees and expenses.

         9.3 This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. It shall not be amended or modified except by written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

         9.4 This Agreement may not be assigned prior to the Closing Date by any party hereto without the prior written consent of the other party. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by the successors and assigns of Seller and Purchaser.

         9.5 Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

         9.6 This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of California.

         9.7 Each of the parties hereto will cooperate with the other and execute and deliver to the other party hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by the other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

         9.8 Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         9.9 This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute one and the same instrument.

        9.10 For purposes of this Agreement and all other documents executed and delivered pursuant hereto or in connection herewith, facsimile signatures shall have the same force and effect as originally executed signatures.

         9.11 Each of Purchasers and Seller hereby submits to the exclusive jurisdiction of any court of the State of California and the federal courts of the United States located in California in respect of the transactions contemplated by this Agreement, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the transactions contemplated by this Agreement, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that this Agreement may not be enforced in or by said courts or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum, or that the venue of the action, suit or proceeding is improper.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                    JOEL W. KOVNER



                                     /s/ Joel W. Kovner
                                    -----------------------------------


                                    PURCHASER:



                                    MUTUAL FINANCIAL SERVICES FUND,
                                    a series of Franklin Mutual
                                    Series Fund Inc., a
                                    Maryland corporation



                                    By:  /s/ E.N. Cohernour
                                    -----------------------------------
                                    Name:    E.N. Cohernour
                                    Title:   General Counsel/Secretary

                                    EXHIBIT A

MUTUAL FINANCIAL SERVICES FUND

Direct Shares:                                    6,637
Total Sale Shares:                              155,616
Percentage of Retirement Shares:                53.8792%
Maximum Number of Retirement Shares:              6,528

                             No. of             Option
                             Options            Exercise Amount
$12.70 Stock Options         142,559            $        1,810,499.30
$ 7.71 Stock Options           3,301            $           25,450.71
$14.22 Stock Options           3,119            $           44,352.18
Tax Payment                                     $          240,374.42
Direct Shares Purchase Amount                   $          113,658.63
 (of which the Margin Payment
  equals  $54,415.90)
Escrow Fee                                      $            1,000.00

Total to be wired to Escrow
 Agent upon execution of this
 Agreement                                      $        2,235,335.24

Purchase Amount to be Funded Upon
 Receipt by Escrow Agent of Option
 Shares                                         $          430,588.76

                                                                       EXHIBIT C
                                                                       ---------


                               PURCHASE AGREEMENT

         This AGREEMENT is entered into this 13th day of March, 1998 by and between CASTLE CREEK CAPITAL PARTNERS FUND I, L.P., a Delaware limited partnership, ("Purchaser"), and JOEL W. KOVNER, an individual ("Seller").

                                   WITNESSETH

         WHEREAS, Seller is the owner of 12,320 shares of the Common Stock (the "Direct Shares"), (not including 12,116 shares held by Seller's 401(k) and IRA plans (the "Retirement Shares")) of Professional Bancorp, Inc., a Pennsylvania corporation (the "Issuer");

         WHEREAS, Seller is the owner of options (the "$12.70 Stock Options") to purchase 264,600 shares of the Common Stock of the Issuer at an exercise price of $12.70;

         WHEREAS, Seller is the owner of options (the "$7.71 Stock Options") to purchase 6,127 shares of the Common Stock of the Issuer at an exercise price of $7.71;

         WHEREAS, Seller is the owner of options (the "$14.22 Stock Options") to purchase 5,788 shares of the Common Stock of the Issuer at an exercise price of $14.22 (collectively, the $12.70 Stock Options, $7.71 Stock Options, and $14.22 Stock Options being referred to herein as the "Stock Options");

         WHEREAS, Purchaser has requested that Seller sell to Purchaser his interest in certain of Seller's Stock Options, to the extent possible, or, in the alternative to take appropriate actions through exercise of the Stock Options and assignment to such Purchaser of all of Seller's right, title and interest in and to the Common Stock issuable upon exercise of said Stock Options;

         WHEREAS, Seller desires to sell and Purchaser desires to purchase the number of shares of Common Stock of the Issuer enumerated by such Purchaser's name on Exhibit A hereof (the "Sale Shares"), which include Seller's right, title and interest in and to the Option Shares (as defined below) upon the terms and conditions set forth in this Agreement;

         NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE 1

         1.1 Purchase and Sale. On the Closing Date or Dates (as defined herein), and subject to the terms and conditions of this Agreement, in reliance upon the representations and warranties made by Seller herein, shall acquire from Seller, and Seller, in reliance upon the representations and warranties made by Purchaser herein, shall transfer and convey all his right, title and interest in and to the Sale Shares to Purchaser.

         1.2 Purchase Price. The purchase price (the "Purchase Price") for the Sale Shares shall be equal to the number of Sale Shares multiplied by $17.125, less the Option Exercise Amount and the Tax Payment (each as defined below).

         1.3 The Sale Shares. The Sale Shares shall consist of: the Direct Shares, and all of Seller's right, title and interest in and to the shares resulting from the exercise of $12.70 Stock Options, the shares resulting from the exercise of $7.71 Stock Options, and the shares resulting from the exercise of $14.22 Stock Options, in each case as enumerated by Purchaser's name on Exhibit A hereof.

         1.4 The Retirement Shares: Right of First Refusal. In the event Seller intends to sell, transfer or otherwise dispose of his beneficial ownership in any Retirement Shares during the 180 day period following the date of this Agreement, Seller shall first offer to Purchaser the percentage of such Retirement Shares enumerated by Purchaser's name on Exhibit A hereof (up to a maximum of that number of Retirement Shares enumerated by Purchaser's name on Exhibit A hereof) at the lowest bid then being quoted by the principal market maker(s) of the Issuer's common stock. Seller's offer to Purchaser in accordance with this section will terminate twenty four hours after Purchaser receives Seller's offer and any acceptance by Purchaser must be communicated to Seller within that time.

                                    ARTICLE 2

         2.1 Exercise of Options. Upon the execution of this Agreement by both parties, (i) Seller shall execute all instruments necessary to exercise Stock Options to purchase 74,490 shares of the Issuer's Common Stock (the "Option Instruments") and deliver the Option Instruments to Pillsbury Madison & Sutro LLP (the "Escrow Agent"); (ii) Purchaser shall wire to the Escrow Agent in immediately available funds (x) an amount (the "Option Exercise Amount") equal to the aggregate exercise price of the options being exercised by Seller, as set forth in Exhibit A hereof and (y) the amount of any required federal, state or other required withholding amounts under federal or California law or regulation as mutually agreed upon between Seller and the Issuer and set forth on Exhibit A hereof (the "Tax Payment"); and (iii) Seller and Purchaser shall instruct the Escrow Agent to submit to the Issuer the Option Instruments, the Option Exercise Amount, and the Tax Payment, along with Seller's instructions that the stock certificate to be issued in connection with the exercise of the Stock Options (the "Option Shares") be returned forthwith to the Escrow Agent.

         2.2 Transfer of the Direct Shares. Upon the execution of this Agreement by both parties, Seller shall (A) take such steps as are necessary to deliver to the Escrow Agent the stock certificate or certificates reflecting the Direct Shares (including instructing the Issuer's transfer agent to certificate Seller's Direct Shares), along with stock powers duly endorsed by Seller in blank, signatures medallion guaranteed (the "Direct Shares Transfer Instruments"); and within two (2) business days after receiving certificate(s) reflecting the Direct Shares from the Issuer's transfer agent, Seller shall deliver the Direct Shares Transfer Instruments to the Escrow Agent, or (B) provide written authorization to the Escrow Agent (the "Direct Shares Transfer Instructions") to instruct Seller's broker through which Seller's Direct Shares are held to transfer the Direct Shares to the brokerage account or accounts designated by Purchaser (together with the DTC number for each such brokerage firm and Purchaser's individual account number at such brokerage firm) PROVIDED that the Escrow Agent shall not be authorized to transmit such instructions until it receives from the Purchaser an amount equal to the number of Direct Shares multiplied by $17.125 (pursuant to Section 2.5). In the event the parties hereto select the procedure set forth in Section 2.2(B), Purchaser shall promptly notify the Escrow Agent in writing of the brokerage account(s) to which the Direct Shares shall be transferred.

         2.3 Transfer of the Option Shares. Upon the execution of this Agreement by both parties, the Seller shall deliver to the Escrow Agent stock powers duly endorsed by Seller in blank, signatures medallion guaranteed, to be attached to the Option Shares (the "Option Shares Transfer Instruments").

         2.4 Closing Date and Location. The closing of the sale and purchase of the Sale Shares shall take place upon the satisfaction of the conditions specified in Articles 6 and 7 of this Agreement (the "Closing Date") at the offices of the Escrow Agent or such location as the parties may mutually agree in writing. If the closing of the purchase and sale of the Direct Shares and the Option Shares occur on separate days, as provided for in Section 7.3 hereof, any reference to "Closing Date" herein which commences a period of time shall mean the date on which the last of the Direct Shares or the Option Shares transferred by this Agreement closes.

         2.5 Payment to be Made at Closing. Upon confirmation to the Purchaser by the Escrow Agent that the Escrow Agent has in its possession the Direct Shares Transfer Instruments (or the Direct Shares Transfer Instructions, as the case may be) and the Option Shares Transfer Instruments, along with the Option Shares, the Purchaser shall (i) promptly pay the Purchase Price to the Escrow Agent in immediately available funds; (ii) instruct the Escrow Agent to release the Purchase Price to Seller (PROVIDED that in the event that the Escrow Agent has in its possession Direct Shares Transfer Instructions rather than Direct Shares Transfer Instruments, (x) the Escrow Agent shall wire the minimum amount (the "Margin Payment") required by Seller's broker in order to transfer the Direct Shares set forth on Exhibit A hereof to Purchaser's brokerage account, and (y) the release to the Seller of the payment for the Direct Shares remaining after the payment of the Margin Payment described above shall be conditioned upon Purchaser confirming to the Escrow Agent receipt of the Direct Shares in Purchaser's brokerage account or accounts specified in Section 2.2 hereof); and
(iii) send to the Escrow Agent instructions addressed to the Issuer (the "Purchaser Instructions") directing the Issuer to reregister and deliver the Sale Shares (or Option Shares if the procedure set forth in Section 2.2(B) is utilized) in accordance with the Purchaser Instructions.

         2.6 Documents to be Delivered after Closing. Upon receipt by the Escrow Agent of the Purchase Price, the Escrow Agent shall deliver to the Issuer's transfer agent (i) the stock certificate or certificates reflecting the Direct Shares, along with the Direct Shares Transfer Instruments (except if the procedure set forth in Section 2.2(B) is selected by the parties); (ii) the Option Shares and the Option Shares Transfer Instruments; and (iii) the Purchaser Instructions.

                                   ARTICLE 3


         Representations and Warranties of Seller. Seller represents and warrants to Purchaser as follows:

         3.1 Seller has the power, authority and legal right to execute, deliver and perform this Agreement and all agreements, documents and instruments in connection therewith. This Agreement has been, and the other agreements, documents and instruments delivered by Seller in accordance with the provisions hereof (the "Seller's Documents") have been, duly executed and delivered by Seller, and each of this Agreement and Seller's Documents constitutes the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms.

         3.2 Neither the execution and delivery of this Agreement nor the compliance with the terms and provisions hereof by Seller will result in the breach of any state or federal law, rule or regulation applicable to Seller, or any administrative or court order or decree, or any agreement or other instrument to which Seller is a party, or by which Seller is or may be bound, or constitute an event of default thereunder, or with the lapse of time or the giving of notice or both, will constitute an event of default thereunder by Seller.

         3.3 Seller has good and marketable title to the Direct Shares, free of any lien, claim, encumbrance or restriction and Seller will transfer, sell and convey at Closing all right, title and interest he has in and to the Option Shares. Seller is entitled to sell the Direct Shares and Option Shares to Purchaser as provided in this Agreement and will deliver to Purchaser on the Closing Date, the Direct Shares and will assign to Purchaser all of the Seller's right, title and interest in and to the Option Shares free of any lien, claim or restriction of any kind; provided, however, that Seller shall not be responsible for or obligated to cause Issuer to record Purchaser on its stock register or otherwise to cause Issuer or Issuer's transfer agent to record the stock transfer contemplated hereunder or to issue certificates representing the Sale Shares. Subject to the foregoing, Seller shall transfer to Purchaser good and valid title to the Sale Shares. No other person has any right or option to acquire, or any direct or indirect interest, right or claim against, any of the Sale Shares.

         3.4 Except for Seller's financial advisor (whose name has been provided to Purchaser), no agent, broker, investment banker or other person or firm acting on behalf of or under the authority of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement.

         3.5 To Seller's knowledge, as of the date hereof, Seller is not an affiliate of the Issuer within the meaning of Rule 144 under the Securities Act of 1933, as amended.

                                    ARTICLE 4

         Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as follows:

         4.1 Purchaser is duly organized, and validly existing and in good standing under the laws of the state or jurisdiction of its organization.

Purchaser has the power, authority and legal right to execute, deliver and perform this Agreement. This Agreement has been duly executed and delivered on behalf of Purchaser, and this Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms. The person signing this Agreement on behalf of Purchaser has been duly authorized by Purchaser and has full power and authority to do so.

         4.2 Neither the execution and delivery of this Agreement nor the compliance with the terms and provisions hereof by Purchaser will result in a breach of the Bank Holding Company Act of 1956, as amended, the Change in Bank Control Act of 1978, as amended, or any other federal or state law, rule or regulation applicable to Purchaser or any of Purchaser's affiliates, or any administrative or court order or decree, or any agreement or other instrument to which Purchaser or any of Purchaser's affiliates is a party, or by which Purchaser or any of Purchaser's affiliates is or may be bound, or constitute an event of default thereunder, or with the lapse of time or the giving of notice or both, will constitute an event of default thereunder by Purchaser.

         4.3 Purchaser is not acquiring the Sale Shares as a member of any group, or in concert with any other person or entity, and its determination to purchase the Sale Shares is independent of any other person or entity's decision to acquire any item of value from Seller.

         4.4 (a) Purchaser understands that the Sale Shares being acquired hereunder are being offered and sold pursuant to an exemption from registration contained in the Securities Act and the California Corporate Securities Law based in part upon the representations of Purchaser contained herein.

         (b) Purchaser knows of no public solicitation or advertisement of an offer in connection with the proposed sale of the Sale Shares.

         (c) Purchaser is acquiring the Sale Shares for its own account for investment and not as a nominee and not with a view to the distribution thereof. Purchaser understands that it must bear the economic risk of this investment.

         (d) Purchaser has the capacity to protect its own interests in connection with the purchase of the Sale Shares hereunder and has the ability to bear the economic risk (including the risk of total loss) of its investment.

         (e) Purchaser will not make any sale, transfer or other disposition of the Sale Shares in violation of the Securities Act or the Exchange Act, or the rules of the Securities and Exchange Commission (the "SEC") promulgated thereunder.

         (f) Purchaser acknowledges that it has had the opportunity to review with its own legal counsel this Agreement, the exhibits and the schedules attached hereto and the transactions contemplated by this Agreement. Purchaser is relying solely on such counsel with respect to legal advice, and not on any statement or representations of Seller or any of its agents, with respect to this investment or the transactions contemplated by this Agreement.

         (g) Purchaser acknowledges that it understands that Seller is not an officer or director or otherwise affiliated with the Issuer in any way. Purchaser further acknowledges that it is making the decision to purchase the Sale Shares from Seller based solely on Purchaser's independent review of available information concerning the Issuer, including such information made available to the public as a result of the Issuer's filings with the SEC pursuant to the Exchange Act. Purchaser shall not hold Seller responsible for any liabilities or damages that Purchaser may incur, or losses on its investment hereby that Purchaser may suffer, as a result of any inaccuracies or omissions contained in any such information that Purchaser may have obtained by, from or concerning the Issuer.

                                    ARTICLE 5

         5.1 Survival of Representations. All representations, warranties, covenants and agreements made by the parties in this Agreement shall survive for three (3) years after the Closing Date.

                                    ARTICLE 6

         Conditions to Closing by Seller. The obligations of Seller under this Agreement are subject to the fulfillment of the following conditions precedent at or before the Closing Date; provided, however, that Seller may conditionally or unconditionally waive one or more of those conditions:

         6.1 Each of the representations and warranties of Purchaser contained in this Agreement shall be true in all material respects as of the Closing Date as if made on such date.

         6.2 Purchaser shall have performed, satisfied and complied with each of the covenants, terms and conditions required by this Agreement to be performed, satisfied or complied with by Purchaser on or before the Closing Date.

         6.3 The execution of an Escrow Agreement among the Purchaser, Seller, and the Escrow Agent mutually satisfactory to each party.

         6.4 The execution of such additional documents as counsel for Seller shall reasonably request in order to effectuate the purpose and intent of this Agreement.

                                    ARTICLE 7

         Conditions to Closing by Purchaser. The obligations of Purchaser to purchase the Sale Shares under this Agreement are subject to the fulfillment of the following conditions precedent at or before the Closing Date; provided, however, that Purchaser may conditionally or unconditionally waive one or more of these conditions:

         7.1 Each of the representations and warranties of Seller contained in this Agreement shall be true in all material respects as of the Closing Date as if made on such date.

         7.2 Seller shall have performed, satisfied and complied with each of the covenants, terms and conditions required by this Agreement to be performed, satisfied or complied with by Seller on or before the Closing Date.

         7.3 Seller shall deliver to Purchaser on the Closing Date all documents required to be delivered pursuant to Sections 2.2 and 2.3 of this Agreement; PROVIDED that the closings of the transfer of the Direct Shares and the Option Shares need not occur on the same day, provided further that the conditions pertinent to each are satisfied.

         7.4 The execution of such additional documents as counsel for Purchaser shall reasonably request in order to effectuate the purpose and intent of this Agreement.

         7.5 The execution of an Escrow Agreement among the Purchaser, Seller, and the Escrow Agent mutually satisfactory to each party.

                                    ARTICLE 8

         8.1  Indemnification.

         (a) Seller's Indemnity. From and after the Closing Date, Seller hereby indemnifies Purchaser against and agrees to hold it harmless from, as and to the fullest extent permitted by applicable law, any and all losses, claims, damage, liabilities, costs and expense (including, without limitation, reasonable attorney's fees and expenses, judgments, fines and amounts paid in settlement) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which Purchaser is, or is threatened to be made, a party based on, or arising out of, or pertaining to breaches of Seller's representations, warranties and covenants in this Agreement or due to any actions of Seller after the Closing Date related in any way to any of the transactions contemplated hereby; provided, that Purchaser acknowledges that Seller may have claims against Issuer unrelated to this Agreement and Seller's actions in furtherance of these claims, if any, shall not be subject to this Section 8.1(a). Purchaser may retain counsel reasonably satisfactory to it; provided, however, that (x) Seller shall have the right to assume the defense thereof and upon such assumption Seller shall not be liable to Purchaser for any legal expenses of other counsel or any other expenses subsequently incurred by Purchaser in connection with the defense thereof, except that if Seller elects not to assume such defense or counsel for Purchaser reasonably advises Purchaser that there are issues which raise conflicts of interest between Seller and Purchaser, Purchaser may retain counsel (subject to the following sentence) reasonably satisfactory to it, and Seller shall pay the reasonable fees and expenses of such counsel for Purchaser, (y) Seller shall not be liable for any settlement effected without his prior written consent (which consent shall not be unreasonably withheld) and (z) Seller shall have no obligation hereunder to Purchaser when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of Purchaser in the manner contemplated hereby is prohibited by applicable law or regulation. Seller's obligations under this Section 8.1(a) continue in full force and effect for a period of three (3) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

         (b) Purchaser's Indemnity. From and after the Closing Date, Purchaser hereby indemnifies Seller against and agrees to hold him harmless from, as and to the fullest extent permitted by applicable law, any and all losses, claims, damage, liabilities, costs and expense (including, without limitation, reasonable attorney's fees and expenses, judgments, fines and amounts paid in settlement) in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which Seller is, or is threatened to be made, a party based on, or arising out of, or pertaining to breaches of Purchaser's representations, warranties and covenants in this Agreement or due to any actions of Purchaser after the Closing Date related in any way to any of the transactions contemplated hereby. Seller may retain counsel reasonably satisfactory to him; provided, however, that (x) Purchaser shall have the right to assume the defense thereof and upon such assumption Purchaser shall not be liable to Seller for any legal expenses of other counsel or any other expenses subsequently incurred by Seller in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for Seller reasonably advises Seller that there are issues which raise conflicts of interest between Seller and Purchaser, Seller may retain counsel (subject to the following sentence) reasonably satisfactory to him, and Purchaser shall pay the reasonable fees and expenses of such counsel for Seller, (y) Purchaser shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (z) Purchaser shall have no obligation hereunder to Seller when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of Seller in the manner contemplated hereby is prohibited by applicable law or regulation. Purchaser's obligations under this Section 8.1(b) continue in full force and effect for a period of three (3) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Notwithstanding anything to the contrary contained elsewhere in this Agreement, Purchaser's obligations described in this Section 8.1(b) are limited to its pro rata share (considered among all responsible parties), and such obligations are several and not joint. For example, if two of the Purchasers are collectively responsible for any loss, claim, damage, liability, costs or expense, the pro rata share of each such Purchaser's obligations under this Section 8.1(b) shall be 50%. Notwithstanding the foregoing two sentences, in the event that any Purchaser is responsible for any loss, claim, damage, liability, costs or expense in excess of their pro rata share, such party will be fully responsible for such excess amount.

                                    ARTICLE 9

         9.1 The parties agree that (i) no public release or announcement (excluding for this purpose, filings with federal or state regulatory agencies) concerning the transactions contemplated hereby shall be issued by any party and
(ii) neither party will disclose the existence of this Agreement or the intention of such party to consummate the transactions contemplated hereby to any other party prior to the Closing Date, without in either case the prior written consent of the other party, except as required by law or applicable regulations.

         9.2 Purchaser shall pay all documentary and other transfer taxes, if any, due as a result of the sale of the Sale Shares in accordance herewith. Except as set forth in this Section 9.2, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, in any action between the parties seeking enforcement of any of the terms and provisions of this Agreement, the prevailing party in such action shall be awarded, in addition to damages, injunctive or other relief, its reasonable costs and expenses, including but not limited to reasonable attorneys' fees and expenses.

         9.3 This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. It shall not be amended or modified except by written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

         9.4 This Agreement may not be assigned prior to the Closing Date by any party hereto without the prior written consent of the other party. Subject to the foregoing, all of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by the successors and assigns of Seller and Purchaser.

         9.5 Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

         9.6 This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of California.

         9.7 Each of the parties hereto will cooperate with the other and execute and deliver to the other party hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by the other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

         9.8 Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         9.9 This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute one and the same instrument.

         9.10 For purposes of this Agreement and all other documents executed and delivered pursuant hereto or in connection herewith, facsimile signatures shall have the same force and effect as originally executed signatures.

         9.11 Each of Purchasers and Seller hereby submits to the exclusive jurisdiction of any court of the State of California and the federal courts of the United States located in California in respect of the transactions contemplated by this Agreement, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the transactions contemplated by this Agreement, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that this Agreement may not be enforced in or by said courts or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum, or that the venue of the action, suit or proceeding is improper.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              JOEL W. KOVNER



                               /s/ Joel W. Kovner
                              -----------------------------------


                              PURCHASER:


                              CASTLE CREEK CAPITAL PARTNERS FUND I, L.P., a Delaware limited partnership



                              By:  /s/ William J. Ruh
                              -----------------------------------
                              Name:    William J. Ruh
                              Title:   Senior Vice President

                                    EXHIBIT A

CASTLE CREEK CAPITAL PARTNERS FUND I, L.P.

Direct Shares:                                      3,318
Total Sale Shares:                                 77,808
Percentage of Retirement Shares:                   26.9396%
Maximum Number of Retirement Shares:                 3,264

                                  No. of           Option
                                  Options          Exercise Amount
$12.70 Stock Options              71,280           $         905,256.00
$ 7.71 Stock Options               1,651           $          12,729.21
$14.22 Stock Options               1,559           $          22,168.98
Tax Payment                                        $         120,187.21
Direct Shares Purchase Amount                      $          56,820.75
 (of which the Margin Payment
  equals  $27,207.95)
Escrow Fee                                         $           1,000.00

Total to be wired to Escrow
 Agent upon execution of this
 Agreement                                         $       1,118,162.15

Purchase Amount to be Funded Upon
 Receipt by Escrow Agent of Option
 Shares                                            $         215,299.85

                                                                       EXHIBIT D
                                                                       ---------


                             ADVISORY ENGAGEMENT AND
                        TRANSACTIONAL EXECUTION AGREEMENT

                             Dated: October 10, 1997


         Financial Institutional Partners, LLC ("FIP") and Joel W. Kovner ("JWK") hereby enter into the following Advisory Engagement and Transactional Execution Agreement ("The Agreement"):


                     A. Basic Transaction and Representation

1. JWK desires to sell his options and/or underlying stock and directly owned stock in Professional Bancorp, Inc. (ASE stock symbol: MDB).

2. JWK desires to engage an investment banker to evaluate his strategic options for the orderly sale of his options and/or shares in MDB.

3. JWK also desires to engage the same investment banking firm to execute said sale.

4. JWK desires the same investment banking firm to identify the potential buyers of his MDB options and/or stock.

5. JWK desires for the investment banking firm to negotiate the pricing and terms of the execution for JWK, both subject to JWK approval.


                               B. Acknowledgments

1. FIP acknowledges that JWK has been approached by representatives of Hovde Financial and/or representatives of Hovde Financial's investment fund, and that JWK has negotiated terms for a potential sale of the JWK options and/or stock to Hovde Financial or its funds.

2. FIP acknowledges that JWK has been approached by representatives of City National Bank and that JWK has negotiated terms for a potential sale of the JWK options and/or stock to City National Bank.

3. FIP agrees that should a transaction transpire between the parties in Paragraphs B.1 and/or B.2 of this Agreement, FIP would not be entitled to any compensation.

                            C. Terms and Termination

1. JWK desires to engage FIP to act on his behalf in all of the previously listed capacities for a period of THIRTY-ONE (31) DAYS commencing with the date of the signing of this Agreement.

2. The execution of this Agreement for additional terms of THIRTY-ONE (31) DAYS will be based upon mutual agreement with TEN (10) DAYS prior notice.

3. JWK agrees that this Engagement and Execution Agreement between JWK and FIP represents an exclusivity, non-circumvention agreement on the part of JWK to transact through, and be represented by, only FIP, other than should a transaction actually transpire with any of the parties in Paragraphs B.1 and/or B.2 of this Agreement.

4. JWK agrees that should any other party approach him during the term of this Agreement, he will refer that party to FIP.

5. JWK also agrees that should a transaction transpire during a period of time, not to exceed SIX (6) MONTHS, but after the term of this Agreement, with any parties or contacts that FIP introduces to JWK, that FIP will still be compensated in accordance with the terms of the compensation section of this Agreement.


                                 D. Compensation

1. JWK agrees to pay FIP upon the successful sale of the JWK options and/or stock a fee representing FIVE PERCENT (5%) of the sale price proceeds received by JWK up to an amount equal to ONE MILLION EIGHT HUNDRED THOUSAND DOLLARS ($1,800,000.00). If FIP should provide an execution that brings JWK proceeds in excess of ONE MILLION EIGHT HUNDRED THOUSAND DOLLARS ($1,800,000.00), the fee percentage paid to FIP shall be SEVEN PERCENT (7%) of all of those proceeds. Those fees shall be paid in full promptly on the settlement date of the transaction.


                               E. Confidentiality

The term of this Agreement shall remain confidential, and both parties shall be bound by said confidentiality.


                   F. Assignment and Miscellaneous Provisions

1. This Agreement shall be binding upon and shall inure to the benefit of the respective successors and assigns of JWK and FIP. This Agreement shall not be transferred or assigned by either party without the express written approval of the other party. This Agreement shall be governed by and constructed in accordance with the laws of the State of California.

2. The persons executing this Agreement on behalf of JWK and FIP represent and warrant that they are duly authorized to execute the same.


FIP:                                       JWK:

FINANCIAL INSTITUTIONAL PARTNERS, LLC,     JOEL W. KOVNER
a California limited liability company


          /s/ Stephen H. Gordon                   /s/ Joel W. Kovner
By: -----------------------------------    By: -------------------------------
    Stephen H. Gordon                          Joel W. Kovner
    Principal


          /s/ Fredric J. Forster
By: -----------------------------------
    Fredric J. Forster
    Principal